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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Global Power Equipment Group Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
37941P108
(CUSIP Number)
November 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	37941P108

1	NAMES OF REPORTING PERSONS: Nader Tavakoli

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		3,380,328

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,380,328

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,380,328

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

**SEE ITEM 4(b)

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CUSIP No.	37941P108

1	NAMES OF REPORTING PERSONS: EagleRock Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	04-2693383

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		3,044,353

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,044,353

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,044,353

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

**SEE ITEM 4(b)

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“ EagleRock Capital”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Global Power Equipment Group Inc., a Delaware corporation (the “Issuer”).
     This Schedule 13G relates to Common Stock purchased by Nader Tavakoli and EagleRock Capital for the account of EagleRock Master Fund, LP (“ERMF”), a Cayman Islands limited partnership, and EagleRock Institutional Partners LP (“ERIP”), a Delaware limited partnership EagleRock Master Fund, LP holds 1,349,207 shares of Common Stock of the Issuer for the accounts of EagleRock Capital Partners, L.P., EagleRock Capital Partners (QP), LP, both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd. (together the “Capital Funds”). EagleRock Institutional Partners LP holds 1,695,146 shares of Common Stock. EagleRock Capital acts as investment manager to each of the Capital Funds, ERMF and ERIP, and Mr. Tavakoli, as manager of EagleRock Capital, controls the investment decisions of EagleRock Capital. Additionally, Mr. Tavakoli, directly holds 335,975 shares of Common Stock.

Item 1(a)	Name of Issuer.

Global Power Equipment Group Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

6120 South Yale, Suite 1480
Tulsa, Oklahoma 74136

Item 2(a)	Name of Person Filing.

EagleRock Capital Management, LLC and Nader Tavakoli.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

24 West 40th Street, 10th Fl.
New York, NY 10018

Item 2(c)	Citizenship or Place of Organization.

EagleRock Capital is a limited liability company organized under the laws of the state of Delaware. Nader Tavakoli is the Manager of EagleRock Capital and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01 per share (the “Common Stock”).

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Item 2(e)	CUSIP Number.

37941P108

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.
(a)	EagleRock Capital is the beneficial owner of 3,044,353 shares of Common Stock and Mr. Tavakoli, as the Manager of EagleRock Capital, is the beneficial owner of 3,380,328 shares of Common Stock.

(b)	EagleRock Capital is the beneficial owner of 6.5% and Mr. Tavakoli, as the Manager of EagleRock Capital, is the beneficial owner of 7.2% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by each reporting person by 47,131,235, the number of shares of Common Stock issued and outstanding as of November 3, 2005, as reported in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 8, 2005.

(c)	EagleRock Capital, as the investment manager of EagleRock Master Fund, LP and EagleRock Institutional Partners LP, has the sole power to vote and dispose of the 3,044,353 shares of Common Stock held by EagleRock Master Fund and EagleRock Institutional Partners LP. As the Manager of EagleRock Capital, Mr. Tavakoli may direct the voting and disposition of the 3,044,353 shares of Common Stock held by EagleRock Master Fund, LP and EagleRock Institutional Partners LP in addition to the 335,975 shares of Common Stock Mr. Tavakoli directly holds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

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Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated December 12, 2006 between EagleRock Capital Management and Nader Tavakoli.
[Signature Page Follows]

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 12, 2006

EagleRock Capital Management, LLC
By:	/s/ Nader Tavakoli
Nader Tavakoli, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli

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